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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67630

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/11___ AND ENDING ___12/31/11___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Kaczmarek Financial Services, LLC**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___309 Liberty Avenue___
(No. and Street)

___Weirton___   ___WV___   ___26062___
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Michael D. Star, P.A., CPA___
(Name – if individual, state last, first, middle name)

___159 W. Granada Blvd.___ ___Ormond Beach___ ___FL___ ___32174___
(Address)   (City)   (State) (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _Mark Kaczmarek_ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Kaczmarek Financial Services, LLC , as
of _December 31_ , 20_11_ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

Mark A. Kaczmarek
Signature

Member
Title

Linda L. McDonald
Notary Public

OFFICIAL SEAL
NOTARY PUBLIC
STATE OF WEST VIRGINIA
LINDA L. McDONALD
109 CATHERINE DRIVE
WEIRTON, WV 26062
My Commission Expires August 18 2013

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KACZMAREK FINANCIAL SERVICES, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
(with report of independent auditors)

YEARS ENDED DECEMBER 31, 2011 AND 2010

KACZMAREK FINANCIAL SERVICES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2011 AND 2010

TABLE OF CONTENTS

Michael D. Star, P.A., CPA
159 W. Granada Blvd.
Ormond Beach, FL 32174
(386) 453-1383

INDEPENDENT AUDITORS' REPORT

Managing Member
Kaczmarek Financial Services, LLC
Weirton, West Virginia

We have audited the financial statements of Kaczmarek Financial Services, LLC ("Company") for the year ended December 31, 2011 and 2010, and the related statements of operations, changes in member's equity, changes in subordinated borrowings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kaczmarek Financial Services, LLC as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our 2011 audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The supplementary information listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the 2011 audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ormond Beach, Florida
February 13, 2012

-1-

KACZMAREK FINANCIAL SERVICES, LLC
STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011 AND DECEMBER 31, 2010

ASSETS		For Year Ended December 31, 2011		For Year Ended December 31, 2010
CURRENT ASSETS				
Cash and cash equivalents	$	7,214	$	7,144
Other currents assets		100		100
Total current assets		7,314		7,244
		-		-
TOTAL ASSETS	$	7,314	$	7,244
LIABILITIES AND MEMBERS' EQUITY				
CURRENT LIABILITIES				
Accounts payable	$	700	$	1,050
Total current liabilities		700		1,050
MEMBERS' EQUITY				
Members' Equity		6,614		6,194
Total Stockholders' Equity		6,614		6,194
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	7,314	$	7,244

See notes to financial statements and auditors' report.

KACZMAREK FINANCIAL SERVICES, LLC
STATEMENTS OF OPERATIONS
AS OF DECEMBER 31, 2011 AND DECEMBER 31, 2010

	2011	2010
REVENUES:		
Commission income	$ 729	$ 747
EXPENSES:		
Other operating expenses	7,711	8,740
Total expenses	7,711	8,740
NET (LOSS) FROM OPERATIONS	(6,982)	(7,993)
OTHER INCOME:		
Other Income	-	40
Interest income	3	23
Net Loss	$ (6,979)	$ (7,930)

See notes to financial statements and auditors' report.

	Total Member's Equity
Balances, January 1, 2010	$ 7,815
Plus Member Contributions during 2010	6,309
Net income (loss) for 2010	(7,930)
Balances, December 31, 2010	6,194
Plus Member Contributions during 2011	7,399
Net income (loss) for 2011	(6,979)
Balances, December 31, 2011	$ 6,614

KACZMAREK FINANCIAL SERVICES, LLC
STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS
AS OF DECEMBER 31, 2011 AND DECEMBER 31, 2010

Subordinated liabilities at January 1, 2010	$ -
Increases:	
Issuance of subordinated notes	-
Decreases:	
Payments on subordinated notes	-
Subordinated liabilities at December 31, 2010	-
Increases:	
Issuance of subordinated notes	-
Decreases:	
Payments on subordinated notes	-
Subordinated liabilities at December 31, 2011	$ -

See notes to financial statements and auditors' report.

KACZMAREK FINANCIAL SERVICES, LLC
STATEMENTS OF CASH FLOWS
AS OF DECEMBER 31, 2011 AND DECEMBER 31, 2010

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$ (6,979)	$ (7,930)
Adjustments to reconcile net loss to net cash:		
Depreciation and amortization expense	-	-
Net change in operating assets and liabilities:		
Other current assets	-	325
Other non-current assets	-	-
Other accrued expenses	-	(2,118)
Accounts payable	(350)	50
NET CASH PROVIDED BY OPERATING ACTIVITIES	(7,329)	(9,673)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of furniture, equipment & leasehold improvements	-	-
NET CASH PROVIDED BY INVESTING ACTIVITIES	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net change in member' contribution	7,499	6,309
Net change in other payables	-	-
Net change in accrued expenses	-	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	7,499	6,309
NET CHANGE IN CASH AND CASH EQUIVALENTS	170	(3,364)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	7,144	10,508
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 7,314	$ 7,144
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest	$ -	$ -

See notes to financial statements and auditors' report.

KACZMAREK FINANCIAL SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2011 AND 2010

Note 1   <u>Summary of Significant Accounting Policies</u>

Description of Business
KACZMAREK FINANCIAL SERVICES, LLC ("Company") is a registered broker-dealer headquartered in Weirton, West Virginia. The Company's services include business in mutual funds and variable life or annuities. The Company was organized as a limited liability company on September, 2006, with a perpetual period of duration. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"); and a member of the Securities Investor Protection Corporation ("SIPC").

Revenue Recognition
The Company recognizes revenues at the time fees are earned in accordance with the terms of the service agreements with its clients. This occurs when the Company has provided all services and has no further obligations under the agreement, which typically occurs when the transaction relating to the agreement has consummated. Any transactions with mutual fund houses are consummated directly between the customer and the mutual fund house. The Company received a commission as agent.

Cash Equivalents
The Company defines cash equivalents as highly liquid investments, with original maturities of less than 90 days, which are not held for sale in the ordinary course of business.

Furniture and Equipment
Furniture and equipment is stated at cost, less accumulated depreciation. Depreciation is provided by the straight-line method over the estimated useful lives of the depreciable assets, which ranges from three to seven years.

Amortizable Intangible Assets
Included in other non-current assets are amortizable intangible assets, such as trademarks, which are amortized over five years by the straight-line method.

Income Taxes
The Company is a single member limited liability company and is not recognized as a reporting entity under the Internal Revenue Code for Taxation purposes. Accordingly, the Company does not file a separate income tax return. The effects of the Company's operations are passed through to the member for taxation purposes.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

KACZMAREK FINANCIAL SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2011 AND 2010

Note 2   Financial Instruments and Concentration of Risk

Financial instruments subject to risk concentration are cash and cash equivalents. The Company maintains depository cash and certificates of deposit with one banking institution. Depository accounts are insured by the Federal Depository Insurance Corporation ("FDIC") to a maximum of $250,000 per bank, per depositor. Total cash and cash equivalents for the Company did not exceed the FDIC insured limit as of December 31, 2011.

Note 4   Commitments and Contingencies

The Company has no commitments and contingencies.

Note 5   Related party Transactions

The Company's managing member personally pays for a significant amount of the Company's operating and capital expenditures, which are reimbursed from time to time by the Company. Amounts owed to the member are $7,399 and $6,309 for the years ended December 31, 2011 and 2010, which are presente3d as advances from related party in the accompanying balance sheets.

Note 6   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1)("Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceed 15 to 1 (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio exceeds 10 to 1).

At December 31, 2011, the Company has net allowable capital of $6,514, which was $1,514 in excess of the required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio is 0.02 to 1 as of December 31, 2011. Furniture and equipment and other current/non-current assets reflected in the accompanying balance sheets are not allowable assets for the purpose of computing minimum net capital under the Rule. The Company's exemption from the reserve requirements of Rule 15c3-1 (Customer Protection Rule) is under the provisions of Paragraph (k)(1), in that the Company does not receive or hold customer funds or securities in the course of providing its services.

COMPUTATION OF NET CAPITAL

Total member's equity from Statement of Financial Condition	$	6,614
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital		6,614
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Subordinated liabilities at December 31, 2011		-
Total capital and allowable subordinated liabilities		6,614
Deductions and/or charges:		
Non-allowable assets:		
Furniture and equipment		-
Other assets		100
Secured demand note deficiency		-
Commodity futures contracts and spot commodities/property capital charges		-
Other deductions and/or changes		-
Other additions and/or credits		-
Net capital before haircuts on securities positions (tentative net capital)		6,514
Haircuts on securities:		
Contractual securities commitments		-
Subordinated securities borrowings		-
Trading and investment securities:		
Exempted securities		-
Debt securities		-
Options		-
Other securities		-
Undue concentrations		-
Other		-
Net capital	$	6,514

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	47
Minimum dollar net capital requirement of reporting broker-dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital		1,514
Excess net capital at 1000%		514

See notes to financial statements and auditors' report.

AGGREGATE INDEBTEDNESS

Total aggregatged indebtedness liabilities from Statement of Financial Condition	$	700
Add:		
Drafts for immediate credit		-
Market value of securities borrowed for which no equivalent value is paid or credited		-
Other unrecorded amounts		-
Total capital and allowable subordinated liabilities	$	700
Ratio: Aggregate indebtedness to net capital		10.75%

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of form X-17A-5 as of December 31, 2011)

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	6,514
Net audit adjustments	-
Net capital per above	6,514

See notes to financial statements and auditors' report.

<u>INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL</u>

Managing Member
Kaczmarek Financial Services, LLC
Weirton, West Virginia

In planning and performing our audit of the financial statements and supplemental schedules of Kaczmarek Financial Services, LLC ("Company") for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives state in Rule 17a-5(g)(1) in making periodic computations of aggregate indebtedness(or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verification, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but no absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Michael D. Star, P.A., CPA
Ormond Beach, Florida
February 13, 2012

Michael D. Star, P.A., CPA
159 W. Granada Blvd.
Ormond Beach, FL 32174
(386) 453-1383

INDEPENDENT AUDITOR'S REPORT ON SIPC GENERAL ASSESSMENT

Managing Member
Kaczmarek Financial Services, LLC
Weirton, West Virginia

In planning and performing our audit of the financial statements and supplemental schedules of Kaczmarek Financial Services, LLC ("Company") for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's SIPC Annual General Assessment as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements.

Also, as required by Rule 17a-5(e)(4) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in SECTION 4(d)(1)(c) of the Securities Investor Protection Act of 1970, as amended.

Upon review of our auditing procedures, we have determined that the assessments were determined fairly in accordance with applicable instructions and forms.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Michael D. Star PA, CPA

Michael D. Star, P.A., CPA
Ormond Beach, Florida
February 13, 2012